January 3, 2012
Via EDGAR and E-mail
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: H. Roger Schwall

Re:	Superior Energy Services, Inc.
Registration Statement on Form S-4
Filed November 3, 2011
File No. 333-177679
Dear Mr. Schwall:
     Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act “), Superior Energy Services, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement will become effective under the Securities Act on January 5, 2012 at 4:00 p.m. Washington, D.C. time, or as soon thereafter as practicable. In connection with this request, the Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
January 3, 2012

     The cooperation of the staff in meeting our request is very much appreciated. Thank you for your assistance with these matters. Please contact me at your earliest convenience at (504) 636-7185 or Scott D. Chenevert of Jones, Walker, Waechter, Poitevent, Carrère & Denègre L.L.P. at (225) 248-2116, as promptly as practicable upon declaration of effectiveness.

Sincerely,

/s/ William B. Masters

William B. Masters
Executive Vice President and
General Counsel

cc:	James F. Maroney, III
Scott D. Chenevert
R. Scott Shean